Exhibit 99.1

CMB.TECH

Half Year Report 2026


SAFETY FIRST
NO SMOKING
MINERAL BELGIE
MINERAL BELGIE

Table of Contents

Letter of the CEO

Dear Shareholders,

Shipping markets have enjoyed exceptionally strong conditions over the past six months. CMB.TECH has achieved excellent results on the spot market, we were able to sell 14 vessels at historically high prices and we have concluded several long term contracts.

On the decarbonisation front, we have invested in green ammonia production and logistics in China and signed a landmark agreement with Fortescue for 12 ammonia bulk carriers to accelerate zero-emission shipping. We look forward to the delivery of our very first ammonia-powered vessels in the second half of 2026.

We will continue to use the current momentum to strengthen our balance sheet, reward our shareholders and invest in our state-of-the-art fleet of newbuildings.

Best regards,

Alexander Saverys





Our company

CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 235 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

The strategy is centred around the diversification and decarbonisation of the fleet: "Decarbonise Today, Navigate Tomorrow."

Shipping is our core business. CMB.TECH owns and operates a modern and future-proof fleet with a clear focus on using low-carbon fuels to lower carbon emissions. We operate 5 shipping divisions:

- Bocimar owns and operates dry bulk vessels and transports iron ore, bauxite coal, grain and other dry bulk cargoes.
- Euronav is engaged in maritime transport of crude oil and crude oil storage.
- Bochem is an owner and operator of high quality and modern stainless steel chemical tankers.
- Delphis specialises in medium-sized container ships.
- Windcat is a leading provider of safe and efficient crew transfer services to the offshore energy industry.

CMB.TECH also develops hydrogen and ammonia storage to complete the value chain and delivers the clean fuels to its customers.

CMB.TECH also collaborates with various partners to design and develop low carbon combustion technology for ships and large land-based applications.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.

The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

Production and distribution

CMB.TECH is involved in various projects whereby the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. We offer hydrogen and ammonia fuel to our customers, either through own production or by sourcing it from third party producers.

We believe that ports are the energy hub of the future and therefore are the perfect ecosystem to encourage the production of green molecules, the development of refuelling infrastructure and the use of alternative fuels so we can ensure future supply to our vessels.

CMB.TECH Namibia

Our hydrogen production facility in Namibia is fully operational since September 2025. A 6.5 hectare solar park powers our 5MW electrolyser to produce green hydrogen. The fuel will be used for hydrogen-powered trucks, port equipment, railway applications and small ships. This strategic development is a realisation of our vision. It not only addresses urgent infrastructure needs but also strengthens the link between green molecules and maritime activities, reinforcing the importance of the Port of Walvis Bay.

The project's first phase focuses on hydrogen production for local use, with plans for subsequent expansion to include ammonia storage and bunkering facilities.

Research and development

At CMB.TECH we decarbonise the whole maritime value chain. We own and operate future-proof vessels and port equipment, and we have our own hydrogen and ammonia production infrastructure.

CMB.TECH's research and development activities focus on low-carbon solutions such as ammonia, hydrogen and batteries. The R&D strategy focuses on the core activity of shipping, but also takes into account the entire value chain required to deploy these solutions on a large scale – from production to end use.

CMB.TECH develops and implements dual fuel hydrogen technology that uses internal combustion engines (H_2ICE) in cooperation with leading OEMs. Together with supporting fuel storage and distribution systems, it enables our broader industry to reduce its environmental impact by operating dual fuel hydrogen engines. We have tested and launched this technology over the past years with several prominent partners, such as Volvo Penta and MAN.

By deploying low-carbon solutions in and around the port area, CMB.TECH expands its activities with future-proof heavy-duty assets that handle and transport cargo for our vessels.



Key figures on 30 June 2026



The Netherlands
Norway
UK
Germany
Houston
Greece
China
Japan
Hong Kong
Singapore
Namibia

82
NH_3/H_2 dual fuel ready/fitted vessels
(Including newbuildings)

3426	5139	295	34	25
SEAFARERS ON BOARD	SEAFARERS IN ROSTER (ON BOARD + LEAVE)	EMPLOYEES ON SHORE	NATIONALITIES AT SEA	NATIONALITIES ON SHORE

* Most of our seafarers are employed under contracts with our third party ship management partners.

Key figures on 31 August 2026**

BOCIMAR	EURONAV	BOCHEM	DELPHIS	WINDCAT	
115	24	16	5	70	4
DRY BULK	**CRUDE OIL TANKERS**	**CHEMICAL**	**CONTAINER**	**OFF-SHORE ENERGY**	**PORT VESSELS**
46 NEWCASTLEMAX	16 SUEZMAX	14 CHEMICAL TANKER	4 POST PANAMAX	63 CTV	2 FERRY
37 CAPESIZE	6 VLCC	2 PRODUCT TANKER	1 FEEDER	6 CSOV	1 TUGBOAT
26 KAMSARMAX	2 FSO			1 MP-ASV	1 MHUV
4 PANAMAX					
2 COASTERS					

$ 1,111.1

MILLION EBITDA
ON 30 JUNE 2026

SHARE PRICE AT 31 AUGUST 2026

CMBT LISTED EURONEXT — 15.70 EUR — **CMBT BRUSSEL**

CMBT LISTED NYSE — 18.28 USD — **CMBT NYSE**

CMBTO EURONEXT OSLO BØRS — 173.80 NOK — **CMBTO OSLO**

** Including newbuildings.

Company strategy

Diversification of the fleet

The group focuses on owning and operating a diversified fleet. CMB.TECH represents a diversified and future-proof maritime group with about 235 seagoing vessels (including newbuildings): dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels.

Decarbonisation of the fleet

CMB.TECH dedicates significant amounts of capital to the development of low-carbon ships, engines, fuel supply systems and the production of low-carbon fuels. We want to offer our customers the best ships to lower their greenhouse gas emissions. We also want to optimise and modernise our existing fleet by divesting less efficient/older vessels and reinvesting the proceeds in future-proof newbuildings/modern second-hand vessels or technical upgrades (e.g. energy saving devices).


BOCIMAR
MINERAL SAKURA
ANTWERPEN

Our culture, ethics and values

A core set of values for the organisation are refined into key behaviours that serve as exemplary for both employees and management. By seeking to align the values with the actions and attitudes that are displayed both inside and outside the company, we hope to successfully execute our corporate objectives. The values define how CMB.TECH does business.

Entrepreneurship

The entrepreneurial mindset will fuel growth. Both shareholders and wider society will benefit from the end results. We are decisive with a strong can-do attitude.

Growth & innovation

We are a pioneer in greening shipping, adapting to changing environments by developing future-proof products and solutions. We invest in the future, even in the direst of times.

Sustainability

We think about the wider impact of our actions on society, the environment and the group. We take the lead by promoting the use of green hydrogen and green ammonia.

Family

The way we do business, our ethics and our interaction with our stakeholders are inspired by strong family values: honesty, hard work, openness, solidarity and long-term value creation.

Commitment

Through our values, we show our commitment to the industry, our customers, our employees and the world we live in. We are reliable and loyal.

Efficiency

We are committed to working as efficiently as possible in our day-to-day operations to maximise the value creation of everything we undertake.

These values serve as our compass, as guidance for all interactions with stakeholders and to reinforce dedication to responsible, ethical and effective business practices.

CMB.TECH share

On 30 June 2026, the share capital of CMB.TECH was represented by 315,977,647 shares of which 25,807,878 shares were held as treasury shares by CMB.TECH.

On 30 June 2026, CMB.TECH's shareholders' structure was the following:

Shareholder	Shares	Percentage of total # shares	Percentage of total # of voting shares
CMB.TECH (treasury shares)	25,807,878	8.17 %	— %
Saverco NV	24,400	0.01 %	0.01 %
CMB NV	178,726,458	56.56 %	61.59 %
Total	**204,558,736**	**64.74 %**	**61.60 %**
Free float	111,418,911	35.26 %	38.40 %
Total	**315,977,647**	**100.00 %**	**100.00 %**




Number of shares traded per day in CMB.TECH
8.000.000
7.000.000
6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
0
Januari 2026
Februari 2026
Maart 2026
April 2026
Mei 2026
Juni 2026


CMB.TECH Share Price
USD / EUR
NOK
30
25
20
15
10
5
0
180
150
120
90
60
30
0
January 2026
February 2026
March 2026
April 2026
May 2026
June 2026
CMBT NYSE (USD)
CMBT EURONEXT BE (EUR)
CMBTO EURONEXT OSLO (NOK)

Key events first half 2026


WINDCAT ROTTERDAM


EURONAV
ANTIGONE

7 January 2026

CMB.TECH announced the sale of eight vessels, including six VLCCs (Daishan, Hirado, Hojo, Dia, Antigone and Aegean) and two Capesize bulk carriers (Golden Magnum and Belgravia), generating a gain of approximately USD 267.4 million.


EURONAV

12 January 2026

CMB.TECH took delivery of the VLCC Eburones (2026 – 319,000 dwt).

13 January 2026

CMB.TECH took delivery of the 25,000 dwt stainless steel chemical tanker Bochem Callao (2026 - 25.000 dwt).


EURONAV

9 February 2026

CMB.TECH announced the agreements for the sale of VLCCs Ingrid and Ilma.


EURONAV

23 March 2026

CMB.TECH took delivery of the VLCC Menapii (2026 – 319,000 dwt).

8 April 2026

CMB.TECH took delivery of the Suezmax Cap Grace (2026 – 156,000 dwt).

27 April 2026

CMB.TECH took delivery of the Suezmax Cap Joseph (2026 – 156,000 dwt).

4 May 2026

Windcat took delivery of the CSOV Windcat Haarlem.



11 May 2026

CMB.TECH took delivery of the Newcastlemax dry bulk carrier Mineral Latvija (2026 – 210,000 dwt).

28 May 2026

CMB.TECH took delivery of the Newcastlemax dry bulk carrier Mineral Eesti (2026 – 210,000 dwt).



8 June 2026

CMB.TECH took delivery of the Newcastlemax dry bulk carrier Mineral Magyar (2026 – 210,000 dwt).



10 June 2026

CMB.TECH took delivery of the VLCC Morini (2026 – 319,000 dwt).



22 June 2026

Fortescue and CMB.TECH announced a land-mark agreement for the charter of up to 12 ammonia-powered Newcastlemax dry bulk carriers, accelerating the transition to zero-emission shipping.

22 June 2026

Windcat took delivery of the CTV Windcat 63.

29 June 2026

CMB.TECH announced the sale of the Suezmaxes Brest and Brugge (2023 – 156,851 dwt), generating a gain of approximately 100.2 million USD in Q3 2026.


EURONAV

29 June 2026

CMB.TECH took delivery of the Newcastlemax bulk carrier Mineral Lietuva (2026 – 210,000 dwt).


EBURONES
ANTWERPEN

Highlights

January

In January 2026, CMB.TECH invested in the Chinese ammonia supply chain by signing an off-take agreement for green ammonia produced by CEEC Hydrogen Energy ("CEEC") in Jilin Province and acquiring a minority stake in Jiangsu Andefu Energy Technology Co., Ltd. ("Andefu"), one of China's largest ammonia supply chain companies.

On **7 January 2026**, CMB.TECH announced the sale of eight vessels, generating a total gain of approximately USD 267.4 million based on the net sale prices and book values. The transactions included six VLCCs: Daishan (2007 – 306,005 dwt), Hirado (2011 – 302,550 dwt), Hojo (2013 – 302,965 dwt), Dia (2015 – 299,999 dwt), Antigone (2015 – 299,421 dwt) and Aegean (2016 – 299,999 dwt), as well as the Capesize vessels Golden Magnum (2009 – 179,790 dwt) and Belgravia (2009 – 169,390 dwt). The vessels were delivered to their new owners during the first quarter of 2026.

On **12 January 2026**, CMB.TECH took delivery of the VLCC Eburones (2026 – 319,000 dwt).

On **13 January 2026**, CMB.TECH took delivery of the 25,000 dwt stainless steel chemical tanker Bochem Callao.

On **16 January 2026**, the Company increased its ownership in Cleanergy Solutions Namibia to 100%.

February

On **9 February 2026**, CMB.TECH announced the sale of the VLCCs Ingrid (2012 – 314,000 dwt) and Ilma (2012 – 314,000 dwt). The vessels were delivered to their new owners in Q2 2026, generating a gain of approximately USD 98.2 million based on the net sales prices and book values.

On **24 February 2026**, the Company declared an interim dividend of USD 0.16 per share.

On **26 February 2026**, CMB.TECH announced that Benoit Timmermans would resign as member of the Management Board with effect as of 1 May 2026. His responsibilities were assumed by the remaining members of the Management Board.

On the same day, CMB.TECH also announced the sale of its share in the Tankers International (TI) Pool to International Seaways (INSW), following the completion of the transaction on 27 January 2026.

March

On **23 March 2026**, CMB.TECH took delivery of the VLCC Menapii (2026 – 319,000 dwt).

On **26 March 2026**, CMB.TECH sold the Suezmax Sienna (2007 – 150,205 dwt). The vessel was delivered to its new owner during the second quarter of 2026, generating a gain of approximately USD 29.2 million.

April

On **8 April 2026**, CMB.TECH took delivery of the Suezmax Cap Grace (2026 – 156,000 dwt).

On **27 April 2026**, CMB.TECH took delivery of the Suezmax Cap Joseph (2026 – 156,000 dwt).

May

On **4 May 2026**, Windcat took delivery of the Commissioning Service Operation Vessel (CSOV) Windcat Haarlem.

During the month, CMB.TECH also took delivery of the Newcastlemaxes Mineral Latvija (2026 – 210,000 dwt) and Mineral Eesti (2026 – 210,000 dwt), further expanding its dry bulk fleet.

On **26 May 2026**, the Company announced that it approved a distribution of USD 0.64 per share, consisting of an interim dividend of USD 0.20 per share and a distribution of USD 0.44 per share from the share premium reserve.

June

During June 2026, CMB.TECH took delivery of the Newcastlemaxes Mineral Magyar (2026 – 210,000 dwt) and Mineral Lietuva, (2026 – 210,000 dwt) as well as the VLCC Morini (2026 – 319,000).

On **22 June 2026**, CMB.TECH announced that it signed a landmark agreement with Fortescue for the charter of up to 12 ammonia-powered Newcastlemax vessels, marking an important milestone in accelerating the transition towards zero-emission shipping.

Also on **22 June 2026**, Windcat took delivery of the CTV Windcat 63, a CTV in the MK3.3 design with water jets.

In June CMB.TECH announced the sale of the Suezmaxes Brest (2023 – 156,851 dwt) and Brugge (2023 – 156,851 dwt), generating a gain of approximately USD 100.2 million to be recognised in the third quarter of 2026.


WINDCAT 63

Events after the half-year ended 30 June 2026

14 July 2026

On 14 July 2026, Windcat took delivery of the CTV FRS Windcat 65.

3 August 2026

On 3 August 2026, CMB.TECH announced the sale of the VLCC Donoussa (2016, 299,999 dwt). This sale will generate a gain of approximately 74.3 million USD in Q4 2026, based on the net sale price and book values. The vessel will be delivered to its new owner in Q4 2026.

11 August 2026

On 11 August 2026, CMB.TECH announced the sale of the Suezmax Bristol (2024, 156,851 dwt). This sale will generate a gain of approximately 56.9 million USD in Q4 2026, based on the net sale price and book values. The vessel will be delivered to its new owner in Q4 2026.

Our fleet


CAP JOSEPH

Fleet overview on 30 June 2026

On 30 June 2026, CMB.TECH owned and operated 236 vessels.
Our fleet (including newbuildings & vessels on charter) consisted of:

BOCIMAR — 115 DRY-BULK



	Owned	Newbuilding
NEWCASTLEMAX	40	6
CAPESIZE	37	
KAMSARMAX	26	
PANAMAX	4	
COASTERS		2

EURONAV — 26 TANKER



	Owned	Newbuilding
SUEZMAX	18	
VLCC	5	1
FSO	2	

BOCHEM — 16 CHEMICAL



	Owned	Newbuilding
CHEMICAL CARRIER	8	6
PRODUCT TANKER		2

DELPHIS — 5 CONTAINER



	Owned	Newbuilding
POST PANAMAX	4	
FEEDER		1

WINDCAT — 70 OFFSHORE ENERGY



	Owned	Newbuilding
CTV	60	3
CSOV	3	3
MP-ASV		1

4 PORT VESSELS



	Owned	Newbuilding
FERRY	2	
TUGBOAT	1	
MHUV		1

The total fleet has an aggregate carrying capacity of approximately 24,722,346 dwt (excluding CTVs).
The company had 26 vessels under construction on 30 June 2026.

OWNED ● NEWBUILDING



TCE Rates

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

In USD per day	**First semester 2026**	**First semester 2025**
DRY BULK VESSELS		
Newcastlemax average spot rate (1)	37,960	20,975
Newcastlemax average time charter rate	24,114	
Capesize average spot rate (1)	32,656	
Capesize average time charter rate	32,102	
Panamax/Kamsarmax average spot rate (1)	17,447	
Panamax/Kamsarmax average time charter rate	13,606	
CRUDE OIL TANKERS		
VLCC average spot rate (1)	92,403	39,774
VLCC average time charter rate	64,853	46,114
Suezmax average spot rate (1)(3)	96,108	40,314
Suezmax average time charter rate	35,204	32,845
FSO Average time charter rate	88,540	86,423
CONTAINER VESSELS		
Average time charter rate	29,664	29,378
CHEMICAL TANKERS		
Average spot rate	22,938	21,471
Average time charter rate	20,675	19,306
OFFSHORE ENERGY		
CSOV Average time charter rate	64,617	
CTV Average time charter rate	3,093	2,789

(1) Reporting load-to-discharge for TCEs, in line with IFRS 15, net of commission. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale
(2) CMB.TECH owned ships in Stolt Pool (excluding technical off hire days)
(3) Including profit share of time charter vessels where applicable

Market outlook

	DRY BULK	CRUDE OIL TANKERS	CHEMICAL	CONTAINER	OFF-SHORE ENERGY
Demand side	• Tonne-mile iron ore: +3.1% 2026 (+3.0% '27) • Tonne-mile bauxite: + 10.3% 2026 (+1.8% '27) • Tonne-mile grains: +9.8% 2026 (+1.0% '27) • Tonne-mile coal: +2.7% 2026 (-0.9% '27)	• Tonne-mile crude oil: -4.6% in 2026 +3.2% in 2027 • World oil demand (IEA) incl. closure of Strait of Hormuz : -1.0 mbpd in 2026 +2.0 mbpd in 2027	• Tonne-mile chemicals: -2.6% in 2026 +3.7% in 2027 • Tonne-mile oil products: -2.9% in 2026 +5.5% in 2027	• TEU-mile: +3.0% in 2026 -5.8% in 2027 • Global GDP growth: +3.0% in 2026 +3.4% in 2027 • China GDP growth: +4.6% in 2026 +4.1% in 2027	• By 2035, 296 GW of installed capacity (777 farms, 30,792 turbines) is expected to be online globally, representing a CAGR of 14% • Continued demand from the oil and gas side of the industry is noticeable
Supply side	• OB/F for Capesize 15.9%, Panamax 14.0% • 2026 Capesize fleet growth 1.3%, Panamax 4.0% • 41% Capes > 15 years, 34% Panamax >15 years	• OB/F VLCC 31.8%, Suezmax 29.3% • 2026 crude fleet growth of 4.1%, 5.8% in 2027 • 18% of the VLCC, 21% Suezmax > 20 years	• OB/F ratio at 20.4% of the 10-54,999 dwt chemical tanker fleet • 2026 chemicals fleet growth of 7.8%, 7.5% in 2027 • 26.0% > 20 years	• OB/F: 38.8% (average over all sizes) • Red Sea rerouting (~12%) • 2026 container fleet growth of 4.6%, 8.6% in 2027	• CSOV fleet stands at 83 units versus an orderbook of 38 units (OB/F 45.8%). 0 new orders YTD 2026 • CTV fleet stands at 755 units versus an orderbook of 96 units (OB/F 12.7%)
Supply / Demand balance 2026	**POSITIVE**	**POSITIVE / CAUTIOUS**	**CAUTIOUS**	**CAUTIOUS**	**POSITIVE**
Commercial exposure on the water	**SPOT: 99** (+5NB) **TIME CHARTER: 8** (+3NB)	**SPOT: 9** (+1NB) **TIME CHARTER: 12**	**SPOT: 2** **TIME CHARTER: 6** (+8NB)	**SPOT: 0** **TIME CHARTER: 4** (+1NB)	**CTV SPOT: 3**(+2NB) **CTV TC: 57** (+1NB) **CSOV SPOT: 0** (+3NB) **CSOV TC: 3** (+1NB)

Source: Clarksons SIN, AXS Marine, IEA, IMF


CMB
.TECH
CMB
.TECH
CMB
.TECH
CNBC
NYSE
GTS
AMERANT
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YETI
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NEW YORK STOCK EXCHANGE

Risks & uncertainties

The principal risks and uncertainties to which the Group is exposed for the remainder of the year, together with the Group's strategy to manage them, are largely the same as those identified in the section "Internal control and risk management systems" of the annual report 2025, which is hereby incorporated by reference.

Financials


BOCIMAR

Unaudited condensed consolidated interim statement of financial position

(in thousands of USD)	**June 30, 2026**	**December 31, 2025**
ASSETS		
Non-current assets		
Tangible assets	7,461,016	7,091,974
Intangible assets and goodwill	193,077	189,732
Receivables and other financial assets	98,018	97,116
Investments	154,217	111,346
Deferred tax assets	2,541	2,850
Total non-current assets	**7,908,869**	**7,493,018**
Total current Assets	**919,020**	**912,556**
TOTAL ASSETS	**8,827,889**	**8,405,574**
EQUITY and LIABILITIES		
Equity		
Equity attributable to owners of the company	3,120,994	2,623,320
Non-Current Liabilities		
Bank loans	2,869,323	2,839,590
Other borrowings	1,998,055	1,876,795
Lease liabilities	4,014	3,368
Other payables	15,072	20
Employee benefits	1,176	1,180
Deferred tax liabilities	26	485
Total non-Current Liabilities	**4,887,666**	**4,721,438**
Total current Liabilities	**819,229**	**1,060,816**
TOTAL EQUITY and LIABILITIES	**8,827,889**	**8,405,574**

Unaudited condensed consolidated interim statement of profit or loss

(in thousands of USD)	**June 30, 2026**	**June 30, 2025**
Revenue	1,223,573	622,852
Gains on disposal of vessels/other tangible assets	394,871	103,791
Other operating income	37,055	20,155
Raw materials and consumables	(2,003)	(5,128)
Voyage expenses and commissions	(249,168)	(123,742)
Vessel operating expenses	(252,956)	(175,473)
Charter hire expenses	(3,974)	(1,620)
General and administrative expenses	(58,558)	(56,395)
Depreciation tangible assets	(216,568)	(162,767)
Amortisation intangible assets	(1,428)	(1,602)
Impairment reversals/(losses)	729	(3,573)
Result from operating activities	**871,573**	**216,498**
Net finance expenses	(157,869)	(182,440)
Share of profit (loss) of equity accounted investees (net of income tax)	21,495	1,571
Profit (loss) before income tax	**735,199**	**35,629**
Income tax benefit (expense)	(1,985)	(2,840)
Profit (loss) for the period	**733,214**	**32,789**
Attributable to:		
Owners of the company	733,214	51,766
Non-controlling interest	—	(18,977)
Weighted average number of shares (basic)	290,169,769	194,216,835
Weighted average number of shares (diluted)	290,169,769	194,216,835
Basic earnings per share (in USD)	2.53	0.27
Diluted earnings per share (in USD)	2.53	0.27

Unaudited condensed consolidated interim statement of comprehensive income

(in thousands of USD)	**June 30, 2026**	**June 30, 2025**
Profit/(loss) for the period	733,214	32,789
Other comprehensive income (expense), net of tax	**(3,402)**	**9,536**
Total comprehensive income (expense) for the period	**729,812**	**42,325**
Attributable to:		
Owners of the company	729,812	61,302
Non-controlling interest	—	(18,977)

Unaudited condensed consolidated interim statement of changes in equity

(in thousands of USD)	June 30, 2026	June 30, 2025
Balance at January 1	**2,623,320**	**1,192,324**
Total comprehensive income (expense)	**729,812**	**42.325**
Business Combination - Initial purchase	—	1,460.354
Business Combination - Subsequent purchases	—	(137.066)
Dividends	(232,137)	—
Dividends to Non-controlling interest	—	(5.095)
Total transactions with owners	**(232,137)**	**1,318,193**
Balance at June 30	**3,120,994**	**2,552,842**

Unaudited condensed consolidated interim statement of cash flows

(in thousands of USD)	June 30, 2026	June 30, 2025
Net cash and cash equivalents at the beginning of the period	**146,529**	**38,869**
Net cash from (used in) operating activities	417,287	73,098
Net cash from (used in) investing activities	(82,776)	(1,381,329)
Net cash from (used in) financing activities	(328,475)	1,424,516
Effect of changes in exchange rates	(991)	(106)
Net cash and cash equivalents at the end of the period	**151,574**	**155,048**

Forward looking statements


EURONAV
ATREBATES

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 in the US provides safe-harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The company wishes to take advantage of the safe-harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe-harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this Half Year Report 2026 are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include - but are not limited to - the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation arising from mergers and acquisitions or otherwise, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, risks related to the technological, regulatory and market aspects in the development, testing and commercialisation of hydrogen and ammonia combustion engines and infrastructure and other factors.

We caution readers of this report not to place undue reliance on any forward-looking statements, which speak only as of their dates. Any forward-looking statements are not guarantees of our future performance, and actual results and future develop-ments may vary materially from those projected in the forward-looking statements. Except as required by applicable law or regulation, we do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

The factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward looking statements. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Registered office

De Gerlachekaai 20
B-2000 Antwerp - Belgium
Tel. +32 3 247 59 11
VAT BE 0860 402 767
Website https://cmb.tech/

Responsible editor

Ludovic Saverys
De Gerlachekaai 20,
B-2000 Antwerp - Belgium
Registered within the jurisdiction of
the Commercial Court of Antwerp

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This report can be downloaded on our website: https://cmb.tech/